Redacted Version

IRON ORE OFF TAKE AGREEMENT

Between

THE KAMI MINE LIMITED PARTNERSHIP

and

HEBEI IRON & STEEL GROUP CO., LTD.

Dated August 31, 2012

Table of Redactions

Item	Description
1.	Not used
2.	A specified weight
3.	Defined term used in confidential specifications
4.	Defined term used in confidential specifications
5.	Defined term used in confidential pricing provisions
6.	Defined term used in confidential specifications
7.	Defined term used in confidential specifications
8.	Not used
9.	Terms of Buyers' option to acquire additional production
10.	Confidential product specifications
11.	Confidential pricing provisions
12.	Time period
13.	Confidential and commercially sensitive provisions related to price adjustments associated with shipping
14.	Confidential and commercially sensitive provisions related to price adjustments associated with product specifications
15.	Time period
16.	Time periods
16B	Timing of shipping information
17.	Provisions related to shipment size and shipping method and related price adjustments
18.	Provisions related to rejection of shipments by Buyer due to failure of shipments to comply with certain minimum product specifications
19.	Age

Item	Description
20.	Time periods
21.	Time periods
22.	Time periods
23.	Provisions related to product loading
24.	Time period
25.	Pricing
26.	Pricing
27.	Time period
28.	Time periods
29.	Provisions related to analysis of specification conformance
30.	Time period
31.	Provisions related to analysis of specification conformance
32.	Time periods
33.	Time periods
34.	Product specifications
35.	Payment terms
36.	Pricing provision references
37.	Time periods
38.	Loss thresholds
39.	Time period
40.	Time periods

Item	Description
41.	Time periods
42.	Buyer confidential information
43.	Not used
44.	Time period
45.	Time period
46.	Buyer affiliate confidential information
47.	Product specifications
48.	Buyer affiliate confidential information

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1
1.1	DEFINITIONS	1
ARTICLE 2 TERM OF AGREEMENT/COMMENCEMENT OF OBLIGATIONS		3
2.1	TERM OF AGREEMENT	3
2.2	COMMENCEMENT OF OBLIGATIONS	3
ARTICLE 3 QUANTITY		4
3.1	QUANTITY OF MATERIAL	4
3.2	HEBEI OPTION TO ACQUIRE ADDITIONAL TONNAGES	4
3.3	BINDING OBLIGATION	4
3.4	VARIATION IN SCHEDULED TONNAGES	4
ARTICLE 4 QUALITY		4
4.1	SPECIFICATIONS	4
ARTICLE 5 PRICE		5
5.1	PRICE	5
ARTICLE 6 NON-CONFORMANCE TO SPECIFICATIONS		6
6.1	PENALTIES	6
ARTICLE 7 DELIVERY		6
7.1	DELIVERY AND SCHEDULING	6
7.2	DESIGNATED SHIPMENT AMOUNT AND VESSEL NOMINATION	7
7.3	REJECTION OF SHIPMENTS	7
ARTICLE 8 LOADING CONDITIONS		7
8.1	VESSEL	7
8.2	LOADING	8
ARTICLE 9 WEIGHING		9
9.1	LOADING PORT	9
9.2	DISCHARGING PORT	10
ARTICLE 10 SAMPLING AND ANALYSIS		10
10.1	LOADING PORT	10
10.2	DISCHARGING PORT	11
ARTICLE 11 PAYMENT		12
11.1	PAYMENT	12
11.2	BUYER LETTER OF CREDIT	12
11.3	PROVISIONAL PAYMENT	12
11.4	FINAL PAYMENT	13

i

ARTICLE 12 LOSS OF CARGO		14
12.1	LOSS OF CARGO	14
ARTICLE 13 INCOTERMS		14
13.1	INCOTERMS TO APPLY	14
ARTICLE 14 RISK OF LOSS AND INSURANCE		14
14.1	SELLER’S WARRANTIES ON TITLE	14
14.2	RISK OF LOSS AND INSURANCE	14
ARTICLE 15 TAXES, TARIFFS, LICENCES, PERMITS AND CONSENTS		14
15.1	TAXES AND TARIFFS	14
15.2	LICENCES, PERMITS AND CONSENTS	15
ARTICLE 16 FORCE MAJEURE		15
16.1	FORCE MAJEURE	15
16.2	EXTENSION OF TIME TO PERFORM DUE TO FORCE MAJEURE	15
16.3	NOTICE OF FORCE MAJEURE	15
16.4	DELIVERY AFTER FORCE MAJEURE	16
ARTICLE 17 CLAIMS LIMITATION		16
17.1	LIMITATION OF TIME	16
ARTICLE 18 MINE EXPANSION		16
18.1	RIGHT TO OFF TAKE IN THE EVENT OF MINE EXPANSION	16
ARTICLE 19 ARBITRATION		17
19.1	ARBITRATION	17
ARTICLE 20 GOVERNING LAW		17
20.1	GOVERNING LAW	17
ARTICLE 21 NOTICES		17
21.1	NOTICES IN WRITING	17
21.2	DELIVERY OF NOTICE	18
21.3	RECEIPT OF NOTICE	18
ARTICLE 22 ASSIGNABILITY		18
22.1	ASSIGNABILITY	18
ARTICLE 23 TERMINATION		19
23.1	TERMINATION	19
23.2	NOTICE OF TERMINATION	20
23.3	SELLER RIGHT TO TERMINATE IF BUYER IN DEFAULT OF DELIVERY OF L/C	20
ARTICLE 24 HARDSHIP		21
24.1	HARDSHIP	21

ii

ARTICLE 25 WAIVER/REMEDIES CUMULATIVE		21
25.1	WAIVER	21
ARTICLE 26 LIMITATION OF LIABILITY		22
26.1	LIMITATION OF LIABILITY	22
ARTICLE 27 REPRESENTATIONS AND WARRANTIES OF THE SELLER		22
27.1	SELLER’S REPRESENTATIONS AND WARRANTIES	22
ARTICLE 28 REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER		23
28.1	BUYER’S REPRESENTATIONS AND WARRANTIES	23
28.2	BUYER’S COVENANTS TO EXPORT MATERIAL AND INDEMNITY IN RESPECT OF TAXES	23
ARTICLE 29 JOINT AND SEVERAL LIABILITY OF BUYER AND HEBEI		24
29.1	JOINT AND SEVERAL LIABILITY OF BUYER AND HEBEI	24
ARTICLE 30 CONFIDENTIALITY		24
30.1	CONFIDENTIALITY	24
ARTICLE 31 CURRENCY/BUSINESS DAY/CALCULATION OF TIME		25
31.1	CURRENCY	25
31.2	DEFINITION OF BUSINESS DAY	25
31.3	CALCULATION OF TIME	25
ARTICLE 32 ENTIRE AGREEMENT		25
32.1	ENTIRE AGREEMENT	25
ARTICLE 33 RELATIONSHIP OF THE PARTIES		25
33.1	NO PARTNERSHIP OR JOINT VENTURE	25
ARTICLE 34 AMENDMENTS		26
34.1	AMENDMENTS IN WRITING	26
ARTICLE 35 ENGLISH LANGUAGE		26
35.1	ENGLISH LANGUAGE	26

iii

OFF TAKE AGREEMENT

THIS AGREEMENT is made with effect on August 31, 2012.

BETWEEN:

THE KAMI MINE LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Ontario

(hereinafter called the “Seller”)

-and-

HEBEI IRON & STEEL GROUP CO., LTD., a corporation incorporated under the laws of the People’s Republic of China

(hereinafter called “Hebei”)

-and-

Each of the Affiliates of Hebei listed in Schedule B hereto.

WHEREAS the Seller agrees to sell Material to the Buyer and the Buyer agrees to buy Material from the Seller, each on the terms and conditions set out in this Agreement.

NOW THEREFORE, in consideration of the terms and conditions set out in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions

In this Agreement unless there is an express provision to the contrary or unless the context otherwise requires:

(a)	“Affiliate” has the meaning set out in the Partnership Agreement;

(b)
“Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions mean or refer to this Agreement and any and all agreements in writing between the parties amending this Agreement or supplemental or ancillary hereto and the expressions “Article” or “Section” followed by a number, mean and refer to the specified Article or Section of this Agreement;

(c)	“Annual Delivery Schedule” has the meaning ascribed thereto in Section 7.1(c);

(d)	“Business Day” has the meaning ascribed thereto in Article 31;

(e)
“Buyer” means Hebei, any of the Hebei Affiliates listed in Schedule B hereto appointed as Buyer hereunder from time to time, and any future Affiliate of Hebei which Hebei designates from time to time as the Buyer under this Agreement, and which Affiliate shall have agreed in writing to attorn to this Agreement as Buyer and to make and to be bound by and to perform the covenants and agreements and representations and warranties of the Buyer herein and “Buyers” means all such parties collectively;

(f)	“CIQ” has the meaning ascribed thereto in Section 9.2;

(g)	“Commencement of Commercial Production” has the meaning ascribed thereto in Section 2.2;

(h)	“date and month of shipment” means, in respect of any shipment of Material, the calendar day and the calendar month, respectively, as set out in the bill of lading in respect of such shipment;

(i)	“Designated Shipment Amount” has the meaning ascribed thereto in Section 7.2(a);

(j)	“DMT” means dry metric tonne;

(k)	“Fe” means iron;

(l)
“Feasibility Study” means a feasibility study as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects with respect to the Kami Project in form and substance acceptable to the Seller;

(m)	“Final Price” has the meaning ascribed thereto in Section 5.1;

(n)	“Final Specifications” has the meaning ascribed thereto in Section 4.1(c);

(o)	“FOB Port Pointe-Noire” means delivered FOB (Incoterms) hold of the vessel, spout-trimmed, at Port Pointe-Noire;

(p)	“Incoterms” means the International Chamber of Commerce's Rules for the Use of Domestic and International Trade Terms known as Incoterms 2010;

(q)
“Kami Mine” means the Kami Iron Ore Mine and related processing facility to be constructed approximately ten kilometres southeast of the Town of Wabush in the Province of Newfoundland and Labrador, Canada;

(r)	“Material” means iron ore sinter feed concentrates produced at the Kami Mine;

(s)	“Minimum Shipment Amount” means [Redacted – Item 2];

(t)	[Redacted – Item 3];

(u)	[Redacted – Item 4];

(v)	[Redacted – Item 5];

(w)	“MT” means 1 metric tonne of 1000 kilograms or 2204.62 lbs;

(x)	“Partnership Agreement” has the meaning ascribed thereto in Section 18.1;

(y)	“person” includes an individual, a corporation, a partnership, a joint venture, an association, a company, a trust, an unincorporated entity, or a government authority;

(z)	“Port Pointe-Noire” or “Pointe-Noire” means the port at Pointe-Noire, Sept Iles, Quebec, Canada;

(aa)	[Redacted – Item 6];

(bb)	“Threshold Specifications” has the meaning ascribed thereto in Section 4.1;

(cc)	“USD” means dollars and cents in United States currency;

(dd)	[Redacted – Item 7]

(ee)	“WMT” means wet metric tonne.

ARTICLE 2
TERM OF AGREEMENT/COMMENCEMENT OF OBLIGATIONS

2.1	Term of Agreement

The term of this Agreement shall commence on the date set out on the first page of this Agreement and shall continue until the earlier of (a) the termination of commercial production at the Kami Mine, and (b) the date that is the 15th anniversary from the date of Commencement of Commercial Production.  If the life of the Kami Mine is anticipated to exceed 15 years, the term of this Agreement will thereafter be automatically renewed for one year increments provided, however, that either the Seller or Hebei may terminate this agreement by providing the other of the Seller or Hebei with no less than one year's prior written notice at any time after the 14th anniversary of the date of Commencement of Commercial Production.

2.2	Commencement of Obligations

(a)
The obligation of the Seller to sell Material to the Buyers and the obligation of the Buyers to purchase Material from the Seller, shall commence on the date the Kami Mine has been operating and producing at no less than 60% of design capacity of 8.0 million MT per year over a consecutive thirty (30) day period (the “Commencement of Commercial Production”) and such obligations shall continue during the term of this Agreement.

(b)
Forthwith upon the Commencement of Commercial Production the Seller shall deliver written notice to Hebei advising Hebei of the date of Commencement of Commercial Production and such notice shall be determinative of such date.

ARTICLE 3
QUANTITY

3.1	Quantity of Material

Commencing from the date of Commencement of Commercial Production and continuing during the term of this Agreement, the Seller shall sell to the Buyers and the Buyers shall purchase from the Seller during each year of the term of this Agreement, a minimum purchase amount of Material equal to 60% of the actual annual production of Material from the Kami Mine to a maximum of 4.8 million MT of the first 8.0 million MT of Material produced annually at the Kami Mine during each such year.

3.2	Hebei Option to Acquire Additional Tonnages

[Redacted – Item 9]

3.3	Binding Obligation

In the event that Hebei exercises its option pursuant to Section 3.2 above and such additional tonnages are available for purchase, then delivery of notice in writing to the Seller exercising such option as contemplated in such section shall constitute a binding and irrevocable commitment of the Buyers to purchase such additional tonnages of Material produced as set out in such notice during each year of production in respect of which such option has been exercised.

3.4	Variation in Scheduled Tonnages

Subject to Section 23.1, if in any calendar year during the term of this Agreement Seller’s delivery of Material to the Buyers hereunder exceeds or falls short of the annual quantity scheduled for delivery for such year pursuant to Article 7, then the Seller and Hebei will adjust the next calendar year’s quantity of delivery accordingly and negotiate a revised delivery schedule for such Materials, each acting reasonably.

ARTICLE 4
QUALITY

4.1	Specifications

(a)
Set out on Schedule “A” are the minimum specifications (the “Threshold Specifications”) to which Material shall conform as confirmed by the Feasibility Study in order for the obligations of Hebei and the Buyers under this Agreement to continue to be of full force and effect and be binding upon the parties hereto.  In the event that the Feasibility Study discloses that the Material does not or will not conform to the Threshold Specifications, Hebei shall be entitled to terminate this Agreement and each of the Seller, the Buyers and Hebei shall be released from all liabilities and obligations arising under or pursuant to this Agreement.

(b)
In the event that the Feasibility Study discloses that the specifications of the Material does or shall conform to the Threshold Specifications then this Agreement shall continue to be of force and effect and to be binding upon each of the Seller, the Buyers and Hebei in accordance with and subject to its terms.

(c)
Commencing forthwith after the completion of the Feasibility Study confirming that the Material does or shall conform to the Threshold Specifications, Seller shall as soon as practicable thereafter (i) notify Hebei of the final Material specifications which shall include, but not be limited to, those elements or compounds referenced in the specifications set out below and (ii) provide to Hebei at the time of such notice a representative sample of such Material, and the Seller and Hebei shall negotiate, agree upon and incorporate into this Agreement the final chemical and physical specifications of the Material for the purposes of this Agreement (the “Final Specifications”) having regard to the list of elements and compounds and the range of specifications set out below, being the Seller’s best estimate of the chemical and physical specifications of the Material at the date of this Agreement.  If the Final Specifications differ from the estimated Material specifications below in a manner or to a degree that results in the Material being commercially disadvantaged for use by the Buyer, the Parties will negotiate in good faith adjustments to the terms of this Agreement (including Section 6.1 hereto) so as to address such disadvantage to the satisfaction of Hebei and the Seller.

[Redacted – Item 10]

(d)	Each shipment of Material shall conform to the Final Specifications agreed between the Seller and Hebei for the purposes of this Agreement.

(e)	The Seller shall advise the Buyer of any non-conformity to the Final Specifications of any shipment of Material as soon as practicable after such non-conformity becomes known to the Seller.

(f)
The Material delivered to the Buyer shall otherwise be free from deleterious impurities that would prevent the Material from being used for consumption in producing steel by Hebei or its Affiliates in their own plants.

(g)	The Material delivered by the Seller shall be homogenous in nature and suitable for ocean transport, and otherwise conforming to IMO Regulations.

ARTICLE 5
PRICE

5.1	Price

(a)
The price payable by the Buyer for the Material shall be the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including Fe premium) for the month of shipment, less a discount equal to 5% of such quoted price per DMT, such price to include additional quoted premium for Material Fe content greater than 62% (the “Final Price”).

(b)	[Redacted – Item 11]

(c)
On or before the [Redacted – Item 12] Business Day of each calendar month, the Seller shall provide to the Buyer a written report setting out all shipments of ore during the preceding calendar month together with copies of all invoices with respect thereto.

(d)
If the Platts Iron Ore Index becomes unavailable, the Seller and Hebei shall meet promptly to agree on an alternate reference price for iron ore to replace the Platts Iron Ore Index which is no longer available.  The Seller and Hebei may mutually agree at any time to replace the Platts Iron Ore Index with another index acceptable to the each of them.

(e)	[Redacted – Item 13]

(f)	[Redacted – Item 13]

(g)	[Redacted – Item 13]

(h)	[Redacted – Item 13]

(i)	[Redacted – Item 13]

(j)	[Redacted – Item 13]

ARTICLE 6
NON-CONFORMANCE TO SPECIFICATIONS

6.1	Penalties

(a)	[Redacted – Item 14]

(b)	[Redacted – Item 14]

[Redacted – Item 14]

ARTICLE 7
DELIVERY

7.1	Delivery and Scheduling

(a)	Delivery shall be made FOB Port Pointe-Noire and title and risk of loss of the Material shall be transferred to the Buyer as the Material is loaded over the rail of the vessel at Port Pointe-Noire.

(b)
[Redacted – Item 15] prior to the anticipated Commencement of Commercial Production, the Seller and the Buyer shall agree on a delivery schedule and the estimated Material to be delivered for the year in which the Commencement of Commercial Production is achieved.

(c)
Subject to Section 7.1(b), Hebei and the Seller agree that prior to November 1st of the calendar year prior to each year of shipment, they will agree on a delivery schedule which shall specify estimated delivery periods and estimated quantities for delivery (the “Annual Delivery Schedule”) for the Materials to be purchased under this Agreement during the next year.  Shipments in each year shall be approximately evenly spread over the twelve (12) month period and no single shipment shall be for a quantity of Material that is less than the Minimum Shipment Amount unless specifically agreed by the Buyer.  Subject to Article 16 (Force Majeure), should the Seller or the Buyer experience shipping or operational conditions hindering the shipment of scheduled quantity by the end of any calendar period in the delivery schedule, then delayed shipments can be loaded and shipped in a succeeding shipment within a period of twelve months following the hindered shipment period.

7.2	Designated Shipment Amount and Vessel Nomination

(a)
At least [Redacted – Item 16] and no more than [Redacted – Item 16] prior to a scheduled delivery period pursuant to the Annual Delivery Schedule, the Buyer shall contact the Seller to confirm the quantity of Materials available for delivery on the next delivery date and to inform the Seller of the expected discharging port or ports for the Material (if known at that time), whereupon the Seller shall [Redacted – Item 16] confirm in writing to the Buyer the quantity of Materials (calculated in WMT) anticipated to be available for delivery on the next shipment date (the “Designated Shipment Amount”).  [Redacted – Item 16B]

(b)	[Redacted – Item 17]

(c)	[Redacted – Item 17]

(d)	[Redacted – Item 17]

7.3	Rejection of Shipments

(a)
Notwithstanding anything else contained in this Agreement, in the event that a shipment of Material contains an iron (Fe) content of [Redacted – Item 18] or less (a "Defaulting Shipment"), the Buyer shall have the option, in its sole discretion to (i) reject any such shipment, or (ii) accept such shipment subject to applicable penalties as set out herein.

(b)	[Redacted – Item 18]

(c)	[Redacted – Item 18]

(d)	[Redacted – Item 18]

ARTICLE 8
LOADING CONDITIONS

8.1	Vessel

(a)
Shipment of the Material shall be made on a vessel chartered by the Buyer in agreement with the Seller and furnished at Port Pointe-Noire.  The Seller shall nominate a cargo agent (“Agent”) which the Buyer is obligated to use under contractual relation.  The vessel shall be consigned to the Agent who shall perform vessel loading functions at Port Pointe-Noire as an independent contractor.  The Buyer or the Buyer's nominated shipping agent shall require the vessel which it designates to accept deliveries hereunder to comply with the current Advice to Vessels in force at Port Pointe-Noire issued by the Agent.  The Agent shall provide the Buyer or the Buyer's nominated shipping agent with a copy of the current Advice to Vessels in force at Port Pointe-Noire.

(b)
The vessel chartered by the Buyer shall be seaworthy and shall be insured with a P&I club which is a member of the international group of P&I clubs, and the age of such vessel shall not exceed [Redacted – Item 19].

(c)
The Buyer shall advise the Agent and the Seller at least [Redacted – Item 20] in advance of each of the expected dates of arrival at Port Pointe-Noire of: (i) the name of the vessel or the substitute vessel; (ii) the expected time of the vessel’s arrival at Port Pointe-Noire; and (iii) the expected tonnages to be lifted.  The Agent shall advise the Buyer, within [Redacted – Item 20] Business Days of receiving the foregoing information, whether it will accept or reject the vessel, which acceptance shall not be unreasonably withheld.

(d)	The Buyer shall arrange for the shipmaster of the vessel (“master”) to give the Agent prior formal notice of the estimated time of arrival (“ETA”) of the vessel: [Redacted – Item 21]

(e)
The Buyer shall keep the Seller and the Agent, or cause the Seller and the Agent to be kept, fully advised of all substitutions, cancellations and delays of the vessel nominated by the Buyer to accept delivery of an agreed shipment of Material from Port Pointe-Noire.

(f)
The vessel nominated by the Buyer shall comply with any and all laws, rules and regulations at Port Pointe-Noire (including harbour rules) applicable to vessels of the nature designated to accept delivery of Material.  Notice of Readiness shall be tendered at any time of any day, Saturday, Sunday and Holidays included, after the vessel has arrived at Port Pointe-Noire and is in every respect ready to load, whether in berth or not.  The laytime shall commence [Redacted – Item 22], unless loading is sooner commenced.  The laytime shall cease upon completion of loading and weight determination.

8.2	Loading

(a)
The Seller shall load the vessel at a safe berth at the Seller’s own risk and expense at a rate of at least [Redacted – Item 23] per weather working day of twenty-four (24) consecutive hours, fractions pro-rata, Saturdays, Sundays and Holidays included; [Redacted – Item 23]

(b)
In the event that loading must be suspended for the purpose of trimming the cargo, pumping ballast or the master not accepting the prescribed loading speed, then the period allowed for loading shall be increased by the amount of time lost for any such reason, even if the vessel is on demurrage.

(c)	Shifting time from anchorage or waiting berth to loading berth shall not count as laytime.

(d)
If the Seller shall fail to load a vessel within the laytime allowed calculated from the average rate of loading, then demurrage shall be paid by the Seller to the Buyer for all time lost after expiration of allowable laytime at the rates noted in section 8.2(f).  Despatch money, if any, received by the Buyer shall be paid by the Buyer to the Seller for laytime saved when the vessel is sooner loaded than required.  Both parties shall endeavour to settle demurrage and despatch money within [Redacted – Item 24] days from the date and month of shipment.

(e)
The period allowed for loading shall be increased by the amount of time lost, after Notice of Readiness has been given, due to Force Majeure.  In the event of an occurrence of an event of Force Majeure after tendering a Notice of Readiness or while the vessel is loading, the Buyer shall pay any demurrage payable as a result thereof; provided, however, that if, prior to the event of Force Majeure, the loading of the vessel was delayed to such an extent that, but for such delay, the vessel would have been loaded within the laytime prior to the occurrence of such event of Force Majeure, and such delay was caused other than by the action of the vessel, then any demurrage shall be paid by the Seller to the Buyer at the rates noted in Section 8.2(f).

(f)
[Redacted – Item 25]  The Buyer shall inform the Seller, at the time of the nomination of the vessel, the charter party demurrage going rate, and provide the Seller, if required, the supporting documents.

(g)	The Seller will provide loading facilities suitable for vessels nominated in accordance with Sections 7.2 and 8.1.

(h)
The charter party of the Buyer shall be based upon the standard IMO charter party terms and conditions and shall include a provision to the effect that upon clean loading of a shipment, the master shall issue a set of clean on board bills of lading setting out the date and month of shipment and the other information contemplated and set out in Section 11.3, duly signed and made out in strict conformity with Mates Receipt, prior to departure of the vessel from Port Pointe-Noire.  [Redacted – Item 26]

(i)
Upon departure of the vessel, the Seller shall advise the Buyer and, upon the Buyer’s request, another officer to be named by the Buyer, of the date and month of shipment and the bill of lading weight.  Simultaneously, the Seller shall send the Buyer a statement of facts in respect of the shipment.

ARTICLE 9
WEIGHING

9.1	Loading Port

(a)
Weighing at the loading terminal for the shipment shall be done by an internationally renowned independent ISO certified third party appointed by the Seller, at the Seller’s expense, by draft survey in accordance with international standards and practice, and weight certificates shall be issued and promptly delivered to the Seller and the Buyer (and in any event, within [Redacted – Item 27] Business Days of the completion of such draft survey) stating the wet weight of such shipment in WMT.

(b)
The weights so determined shall be the basis for the provisional invoices and payments.  The Buyer shall be entitled to nominate in advance at its expense a representative of the Buyer, to be approved by the Seller in advance acting reasonably, to observe such weighing.

9.2	Discharging Port

(a)
Upon arrival of the shipment of Material at the discharging port in the People’s Republic of China, Entry-Exit Inspection and Quarantine of the People’s Republic of China (hereinafter called “CIQ”) shall, at the Buyer’s expense, conduct the vessel’s draft survey in accordance with international standards and practice and shall issue and deliver promptly to the Buyer a weight certificate stating the wet weight of the shipment in WMT and this weight shall be final in respect of the wet weight for the purposes hereof.  The Buyer will ensure that the CIQ weight certificate is delivered to the Seller by fax or electronic mail within [Redacted – Item 28] days of completion of discharge at discharging port or within [Redacted – Item 28] Business Days of receipt by the Buyer if received earlier by the Buyer.

(b)	The final dry weight in DMT shall be calculated by deducting the final free moisture content, determined as set forth in Article 10, from the final wet weight stated in the aforesaid CIQ certificate.

(c)	The Seller shall be entitled to nominate in advance at its expense a representative of the Seller, approved by the Buyer in advance acting reasonably, to observe such weighing.

(d)	If a draft survey is not performed at the discharging port, the weight set out in the Seller’s weight certificate at Port Pointe-Noire shall be regarded as final.

(e)
Notwithstanding anything else in this Section 9.2, the Buyer shall have the right to appoint another internationally renowned independent ISO certified third party instead of CIQ, in which case every reference to CIQ herein shall be deemed to refer to such other Buyer appointee.

ARTICLE 10
SAMPLING AND ANALYSIS

10.1	Loading Port

(a)
The Seller shall engage an internationally renowned independent ISO certified third party to take, or cause to be taken, at the Seller’s expense, a representative sample of the Material being loaded during loading and perform chemical and granulometric analysis, as well as free moisture loss determination at [Redacted – Item 29] in accordance with the procedure set forth in ISO 3087 of the International Organization for Standardization for the determination of the moisture content of a shipment.

(b)
The Seller shall engage an internationally renowned independent ISO certified third party to analyze, or cause to be analyzed, at the Seller’s expense, the Fe content and other chemical composition of the sample as against the Final Specifications determined pursuant to Article 4, on a dry basis.  The Buyer shall be entitled, at its expense, to nominate in advance a representative of the Buyer, to be approved in advance by the Seller acting reasonably, to observe such sampling, granulometric analysis and moisture determination.

(c)
The Seller shall promptly provide and deliver to the Buyer (and in any event, within [Redacted – Item 30] Business Days of the completion of such analysis and determination) a certificate showing the results of such analysis and moisture determination.  The analysis at the loading port shall be the basis for the provisional invoices and payments.

10.2	Discharging Port

(a)
After arrival of the shipment at the discharging port, CIQ shall, at the Buyer’s expense, take a representative sample of the Material in such shipment during discharging in accordance with international standards and practice.  The Seller shall be entitled to nominate at its expense a representative of the Seller, to be approved in advance by the Buyer acting reasonably, to observe such sampling.

(b)	Such representative sample shall be divided into three parts, one for the Buyer, the second for the Seller, and the third for possible umpire analysis which shall be sealed and kept by CIQ.

(c)
CIQ shall (i) analyze the sample for the Buyer as against the Final Specifications determined pursuant to Article 4 and (ii) issue and deliver to the Buyer an analysis certificate indicating the percentages of Fe and all other substances as described in Article 4, together with free moisture loss at [Redacted – Item 31].  CIQ’s analysis shall be final for purposes hereof; provided that if there is a difference of more than [Redacted – Item 31] in Fe content between the analysis of the Seller at loading and the analysis of the Buyer at discharging, or if there exists a significant difference between the two analyses in respect of any one or more chemical contents other than Fe, the Seller and the Buyer shall consult to reconcile the difference.  If after consultation the difference cannot be reconciled to the mutual agreement of the Seller and the Buyer, the Seller or the Buyer may request an analysis by giving the other party written notice of its intention to do so.  In the event that a party shall request an analysis, the part of the sample sealed and retained for umpire purposes shall be forwarded to an umpire analyst to be chosen by mutual agreement between the Seller and the Buyer, who shall analyze such part of the sample in accordance with a procedure to be mutually agreed upon between the Seller and the Buyer or, if they fail to so agree, in accordance with a decision made pursuant to arbitration under Article 19.  The result of the final analysis shall be final and binding upon the Seller and the Buyer.  The cost of the analysis shall be for account of the party whose analysis is further from that of the umpire.  In the event that the analysis of the Seller and the Buyer are equidistant from the final analysis, the cost of the umpire or Referees shall be shared equally by the Buyer and the Seller.

(d)
The Buyer will ensure that the CIQ weight certificate is delivered to the Seller by fax or electronic mail within [Redacted – Item 32] days of completion of discharging or within [Redacted – Item 32] Business Days of receipt by the Buyer if received earlier by the Buyer.  In the event that Seller does not receive CIQ Certificates within [Redacted – Item 32] days after completion of discharge, the certificate of analysis issued at loading port shall be conclusive as to the specifications of the Material and shall form the basis for final invoice.

ARTICLE 11
PAYMENT

11.1	Payment

The Buyer shall pay the Seller for each shipment of Material in accordance with this Article 11.

11.2	Buyer Letter of Credit

Prior to each shipment, the Buyer shall, at least [Redacted – Item 33] days prior to the expected arrival of the vessel at Pointe Noire, establish an irrevocable letter of credit (an “L/C”) drawable upon a major Canadian bank in favour of the Seller and negotiable in an amount of USD sufficient to cover 100% of the anticipated Material cargo value for the shipment to be made on an iron content basis of [Redacted – Item 34] in dry state (based on the monthly average price per DMT for iron ore sinter feed fines quoted on the Platts Iron Ore Index (including Fe premium for Material Fe content greater than 62%) for the month ending prior to the month of shipment, less a discount equal to 5% of such quoted price per DMT).  All banking charges in China shall be for the account of and paid by the Buyer and all banking charges outside China shall be for the account of and paid by the Seller.

11.3	Provisional Payment

Each L/C contemplated in Section 11.2 shall be payable in favour of the Seller for the provisional payment upon presentation of the following documents against the Seller’s draft for the amount of [Redacted – Item 35] percent of the Material cargo value of the shipment based on the price determined pursuant to Section 11.2 and the weight and analysis according to Article 9 and Article 10 of this Agreement:

(a)	complete set of clean on board shipped bills of lading marked “Freight payable as per charter party”, made out to order, blank endorsed, notifying as instructed in the L/C;

(b)	provisional invoice, indicating contract number, name of carrying vessel, number of the L/C;

(c)	certificate of weight at the loading port issued by the public surveyor (which shall be an internationally renowned independent ISO certified third party determined by the Seller);

(d)	certificate of analysis at the loading port issued by the public surveyor (which shall be an internationally renowned independent ISO certified third party determined by the Seller);

(e)	certificate of origin issued by the Seller (beneficiary of the L/C); and

(f)	copy of fax including all of the foregoing, delivered to the Buyer prior to presentation for payment.

TO BE DISTRIBUTED TO THE NEGOTIATING BANK (ORIGINAL) as follows:

(i)	as to (a) above – 3 original +3 copies;

(ii)	as to (b) above – 3 original +3 copies;

(iii)	as to (c) above – 3 original +3 copies;

(iv)	as to (d) above – 3 original +3 copies;

(v)	as to (e) above – 3 original +3 copies ; and

(vi)	as to (f) above – 1 copy.

11.4	Final Payment

(a)
The balance due to the Seller after provisional payment shall (subject to Section 11.4(b)) be made under the same L/C upon presentation by the Seller to the Buyer of the Seller’s final invoice made according to CIQ’s certificate(s) as provided in Article 9 and Article 10, together with the copy of CIQ’s certificate(s).  If either of CIQ’s certificates as provided in Article 9 and Article 10 in respect of weight and conformity with the Final Specifications determined pursuant to Article 4 is not provided to Seller in the manner and within the timeframes set out in this Agreement, the Buyer shall nonetheless give order to the issuing bank of the L/C to execute payment to the Seller, and the Seller shall be entitled to receive such final payment, based upon the certificates issued at the loading port pursuant to Article 9 and Article 10.

(b)
If the provisional payment represents an overpayment having regard to the Final Price, [Redacted – Item 36], the Seller shall promptly pay back such overpayment amount to the Buyer by wire transfer or telegraphic transfer or other similar means.  If the provisional payment represents an underpayment having regard to the Final Price, [Redacted – Item 36] and the L/C is insufficient to pay the balance of the final payment, the Buyer shall pay such balance due as well as any applicable despatch to the Seller by wire or telegraphic transfer or other similar means within [Redacted – Item 37] calendar days of delivery of the Seller’s final invoice to the Buyer.  If umpire analysis is required, final invoicing and payment adjustment arising therefrom shall be made within [Redacted – Item 37] calendar days of the date the umpired certificate is available.  For greater certainty, any applicable despatch shall be paid by way of wire or telegraphic transfer and not by way of L/C.

ARTICLE 12
LOSS OF CARGO

12.1	Loss of Cargo

(a)
Should more than [Redacted – Item 38] percent of a shipment of Material or a complete shipment of Material be lost at sea, final settlement shall be made on the basis of the bill of lading, weight and analysis results which were ascertained by the Seller at the loading port and set out in the Seller’s certificate.

(b)
Should less than [Redacted – Item 38] percent of a shipment of Material be lost at sea, final settlement shall be made on the basis of the bill of lading, weight and the analysis results ascertained for the remainder of the shipment of Material in accordance with Article 10.

ARTICLE 13
INCOTERMS

13.1	Incoterms to Apply

Unless otherwise specified herein, Incoterms shall apply, as amended or supplemented by the terms of this Agreement.

ARTICLE 14
RISK OF LOSS AND INSURANCE

14.1	Seller’s Warranties on Title

The Seller warrants that, at the time of transfer of title to the Material to the Buyer, the Seller will have good and marketable title to the Material, free and clear of all liens and encumbrances.

14.2	Risk of Loss and Insurance

(a)
Risk of loss or damage or destruction to Material sold under this Agreement shall pass from the Seller to the Buyer when Material passes the rail of the vessel provided by the Buyer at Port Pointe-Noire.

(b)	Insurance from and after the passage of risk of loss shall be the responsibility of the Buyer at the Buyer’s expense.

ARTICLE 15
TAXES, TARIFFS, LICENCES, PERMITS AND CONSENTS

15.1	Taxes and Tariffs

(a)
All Canadian export taxes, duties and charges, whether existing or enacted subsequent to the date of this Agreement, on the Material or contained metals or on commercial documents relating thereto or on the shipments of Materials themselves, shall be to the account of and paid by the Seller.

(b)
All import taxes, duties and other charges levied in any country through which a shipment of Material may pass or in the country of destination (the People’s Republic of China), whether existing or enacted subsequent to the date of this Agreement, on the Material or contained metals or on commercial documents relating thereto or on the shipment of Materials themselves, shall be to the account of and paid by the Buyer.

15.2	Licences, Permits and Consents

(a)	The Seller shall be responsible for obtaining, at its own expense, any licences, permits or consents of any governmental authority required to export the Material from Canada.

(b)
The Buyer shall be responsible for obtaining any import licence or other official authorization and carry out all customs formalities for the import of Material into the country of destination (the People’s Republic of China) and for their transport through any country.

ARTICLE 16
FORCE MAJEURE

16.1	Force Majeure

For the purposes of this Agreement, “Force Majeure” means any unforeseeable event which is not within the reasonable control of the party invoking its application to excuse non-performance hereunder, which could not have been prevented by the exercise of reasonable diligence by such party, including, without limitation, war, hostility, military operation of any character, civil commotion, sabotage, quarantine restriction, power shortage, landslide, acts of God, acts of government, fire, floods, explosions, epidemic, strikes or other labour disputes, interference by indigenous peoples or embargoes, provided that lack of funds on the part of such party shall not constitute an Event of Force Majeure excusing performance hereunder.

16.2	Extension of Time to Perform Due to Force Majeure

If either party fails to meet any of its obligations under this Agreement within the time periods prescribed, and such failure is caused by an event of Force Majeure, such failure shall be deemed not to constitute a breach by such party of its obligations hereunder and the time for performing those obligations shall be extended by a period of time equal to the length of time during which such event of Force Majeure prevents performance of those obligations; provided that the breach of any obligation to pay a sum of money due hereunder shall not be excused by an event of Force Majeure.

16.3	Notice of Force Majeure

If a party desires to invoke Force Majeure, such party shall give notice to the other party of the commencement of the event of Force Majeure and reasonable evidence of such event and the actions taken to attempt to cure it.  The party affected by the event of Force Majeure shall (a) use reasonable efforts to put itself in a position to carry out its obligations (b) provide ongoing periodic notice in writing to the other party of the status of such event of Force Majeure within [Redacted – Item 39] of the end of each calendar month during the period of Force Majeure, and (c) provide immediate notice of the termination of such event of Force Majeure.  Nothing in this Section 16.3 shall require a party affected by an event of Force Majeure to settle labour disputes contrary to its wishes or question the validity of any act of a governmental authority (including any department or agency).  Subject to the requirement to use reasonable efforts referred to above, there shall be no obligation to remove or remedy a Force Majeure event resulting from any actions by indigenous peoples.

16.4	Delivery After Force Majeure

Should an event of Force Majeure last no longer than [Redacted – Item 40] Material which could not be delivered or accepted as a result of such event shall be delivered and accepted after the event of Force Majeure has ceased to exist, over a period which will be agreed between the Buyer and the Seller.  Should an event of Force Majeure which affects the Seller’s ability to deliver Material hereunder last longer than [Redacted – Item 40] further deliveries by the Seller of Material during the year in which such event occurs shall be apportioned so that all purchasers of Material from the Seller (including the Buyer) receive, as nearly as may be practicable, their pro rata share (based on volumes of Material contracted for during the particular year, including volumes under option) of the Seller’s aggregate shipments of Material during such year.  Any tonnages for such year not delivered during such year shall be rescheduled for delivery in ensuing calendar periods as the Seller and the Buyer may reasonably agree or the Buyer shall have the right to not accept any such tonnes.

ARTICLE 17
CLAIMS LIMITATION

17.1	Limitation of Time

Any claim, demand or right of action whatsoever, arising directly or indirectly out of this Agreement or in connection with the performance by a party of its obligations hereunder, shall be forever waived, released and discharged unless written notice thereof shall be furnished to the party against whom the claim is made within a period of twelve (12) months from the time the factual circumstances giving rise to such claim, demand or right of action first arose.

ARTICLE 18
MINE EXPANSION

18.1	Right to Off Take in the Event of Mine Expansion

Provided that Hebei or the Affiliate of Hebei that is a party to the Limited Partnership Agreement (the "Partnership Agreement") dated the date hereof governing the affairs of the Seller has made all capital contributions required under the Partnership Agreement in connection with any expansion of the Kami Mine above 8 million MT production capacity and remains a limited partner under the Partnership Agreement, the Seller and Hebei shall negotiate (with no obligation to conclude an agreement) an off take agreement in respect of the additional capacity of the Kami Mine on such terms as may be mutually acceptable to the Seller and Hebei.

ARTICLE 19
ARBITRATION

19.1	Arbitration

Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties (in this Section 19.1 the Buyer and Hebei shall, together, constitute one party) within a reasonable period not exceeding [Redacted – Item 41] from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada.  If the parties have not agreed upon the person to act as arbitrator hereunder within [Redacted – Item 41] after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator.  The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute.  The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein. The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.  The parties agree that time is of the essence and it is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the issuance of the award, shall be completed as soon as practicable and that a final award be shall be rendered within [Redacted – Item 41] of the conclusion of the arbitration hearing.  Each party shall bear its own costs of any arbitration, provided that, if the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion, award costs against such party.  The arbitration shall be pursuant to and subject to the International Commercial Arbitration Act (Ontario) and the arbitrator shall decide the dispute in accordance with the laws of Ontario and any laws of Canada that are in force in Ontario.

ARTICLE 20
GOVERNING LAW

20.1	Governing Law

This Agreement, including the arbitration clause, shall be governed by, interpreted and construed in accordance with the substantive laws of the Province of Ontario and the federal laws of Canada applicable in such province, expressly excluding the United Nations Convention on Contracts for the International Sales of Goods of April 11, 1980 (CISG).

ARTICLE 21
NOTICES

21.1	Notices in Writing

All notices and other communications under or pursuant to this Agreement shall be in writing and in the English language.

21.2	Delivery of Notice

Any notice provided under this Agreement shall be sent by (i) facsimile transmission; (ii) an internationally recognized courier (such as Federal Express or DHL) and delivered; or (iii) by electronic mail, to the following addresses:

To Hebei:

[Redacted – Item 42]

To the Seller:
The Kami Mine Limited Partnership
Suite 250, 2000 McGill College Avenue
Montreal, QC  H3A 3H3
Canada

Attention:  President (General Partner)
Email: teldem@alderonironore.com
Fax:  514-281-5048

21.3	Receipt of Notice

A notice shall be conclusively deemed to have been received by a party to which it is addressed on the Business Day in the place of delivery following the date for which delivery is confirmed by the international courier that handled the delivery or, if sent by facsimile transmission or by electronic mail, on the date delivered to the recipient if a Business Day and, if not, on the next following Business Day.  Either party may from time to time change its address by notice to the other in accordance with this Section 21.3.

ARTICLE 22
ASSIGNABILITY

22.1	Assignability

(a)	This Agreement and all its provisions shall be binding upon and inure to the benefit of the successors and permitted assigns of the respective parties hereto.

(b)
This Agreement may not be assigned by the Buyer without the prior written consent of the Seller, which consent shall not be unreasonably withheld provided that the Buyer shall not be entitled to assign this Agreement on or before the Kami Mine has reached Substantial Completion Date (as defined in the Partnership Agreement).  In the event of any such assignment, the Buyer and Hebei, subject to compliance with the other provisions of this Article 22, shall be released from all of their obligations hereunder (other than in respect of an assignment by Hebei or the Buyer to an Affiliate of Hebei or the Buyer, in which case Hebei shall remain jointly and severally liable pursuant to Article 29).

(c)
Other than as set out in Section 22.1(g), this Agreement may not be assigned by the Seller without the prior written consent of the Buyer (which consent may be withheld for any reason), except that the Seller may assign or transfer to a lender as security for indebtedness owing by it from time to time to such lender, its rights under this Agreement, including the right to receive payments.  The Buyer will acknowledge and agree to such assignment to a lender of the Seller upon the Seller giving prior written notice to the Buyer.  For greater certainty, notwithstanding any assignment to a lender in accordance with this Section 22.1(c), the Seller shall remain responsible for the due performance of its obligations under this Agreement.

(d)
Any attempt to assign or transfer, or to effect an assignment or transfer without the consents referred to above shall render such attempted assignment or transfer void.  Subject to Section 22.1(b) and 22.1(g), any such assignment or transfer with consent shall not relieve the assigning party from its obligations under this Agreement to the extent that the assignee fails to assume such obligations.

(e)
For purposes of Section 22.1(b), the Seller shall not be considered to be acting unreasonably if it withholds its consent to assignment or transfer, or withholds its release of an assigning party, on the basis that the financial and technical capability of the proposed assignee is, in the bona fide opinion of the Seller, not capable of performing the obligations of the assigning party under this Agreement.

(f)
Any assignment pursuant to this Article 22 (other than an assignment to a lender pursuant to Section 22.1(c)) to which a non-assigning party may have consented shall not be effective unless and until the assignee shall have agreed in advance in writing with the other party, on terms satisfactory to such other party, acting reasonably, to assume and to be bound by and liable to perform the obligations and liabilities of the assigning party under this Agreement.

(g)
Notwithstanding the foregoing, the Seller may assign this Agreement in conjunction with any sale, assignment or disposition by the Seller of all or a material portion of the Kami Mine (or any direct or indirect interest held by the Seller therein) provided that the purchaser, assignee or disposee has entered into an agreement with the Buyer agreeing to assume and be bound by and perform the obligations of the Seller in this Agreement to the extent of its interest so acquired, in which case, the Seller shall be released therefrom.

ARTICLE 23
TERMINATION

23.1	Termination

This Agreement and any obligation arising out of or relating thereto may be terminated:

(a)	by the written agreement of the Seller and Hebei;

(b)	by Hebei if Commencement of Commercial Production has not occurred by the fourth anniversary of the date of the delivery of the Feasibility Study;

(c)
by either the Seller or Hebei if the other of the Seller or Hebei (alone or together with each of the Buyers collectively) is affected by an event of Force Majeure which event shall be continuing uninterrupted for a period of more than twelve (12) months after the date of its first occurrence;

(d)
by either the Seller or Hebei, if the other of the Seller or Hebei (including any Buyer) commits any material breach of any term of this Agreement and which, in the case of a breach capable of being remedied, shall not have been remedied within twenty (20) calendar days upon a notice from the non-defaulting party to remedy the same; or

(e)
by either the Seller or Hebei, if the other of the Seller or Hebei at any time becomes or is adjudicated bankrupt or commits any act of bankruptcy, makes a general assignment for the benefit of creditors, is so ordered by a court of competent jurisdiction, permits or suffers a receiver to be appointed for all or any of its property, takes advantage of any law for the benefit of insolvent persons, permits or suffers any attachment, garnishment or execution against it, ceases to carry on business or otherwise acknowledges its insolvency.

For purposes of Section 23.1(d) above, the failure of the Seller (i) to supply in any 4 consecutive shipments, Material that satisfies the minimum iron content specifications set out in the Final Specifications determined pursuant to Section 4.1 or, (ii) subject to Force Majeure, to supply at least 2.5 million MT of Material in any calendar year (pro rated for the stub period following Commencement of Commercial Production), shall be deemed to be a material breach of this Agreement.

23.2	Notice of Termination

If either of the Seller or Hebei wishes to exercise any termination right pursuant to this Article 23, it shall give the other of the Seller or Hebei notice of such termination.  Unless otherwise specified in such notice, this Agreement (except where otherwise provided) shall terminate with immediate effect on the date of delivery of such notice.  Any termination of this Agreement pursuant to this clause shall be without prejudice to any other rights or remedies a party may be entitled to hereunder or at law, and shall not affect any accrued rights and liabilities of any party nor the coming into or continuance in force of any provision hereof which is expressly or by implication intended to come into, or continue in, force on or after such termination.

23.3	Seller Right to Terminate if Buyer in Default of Delivery of L/C

Notwithstanding any other provision of this Agreement, in the event of default by any Buyer in delivering any L/C in accordance with this Agreement or otherwise making any payment hereunder, the Seller may suspend all further deliveries of Material hereunder (including the shipment to which the L/C that is the subject of such default relates) until such default has been corrected.  If such default is not remedied within [Redacted – Item 44] days of the Seller giving written notice to the Buyer of such default, then the Seller may thereafter, during the continuation of said default, terminate this Agreement on such date designated by the Seller in notice to the Buyer to such effect.

ARTICLE 24
HARDSHIP

24.1	Hardship

(a)
In entering into this Agreement, each of the Seller and Hebei recognise that it is impractical to make provision for every contingency which may arise during the term hereof and each of the Seller and Hebei hereby declare it to be their intention that this Agreement shall operate between them without severe economic hardship to either party.  If in the course of the performance of this Agreement, either of the Seller or Hebei realizes severe economic hardship as a result of its obligations under this Agreement, then the Seller and Hebei shall, in good faith, meet to negotiate to consider possible modifications to this Agreement, or other actions, which might lessen such severe economic hardship.

(b)
The Seller and Hebei acknowledge and agree that it is not intended that this Article 24 be invoked to deprive a party of savings or advantages arising from the efficiencies of the party which contributes to its operations, nor is it intended that it be invoked as a result of the availability of more attractive terms to the Seller or the Buyer, as the case may be, for the sale or purchase of iron ore concentrate of the nature of the Material.  In any event, no amendment of this Agreement shall be made except by mutual agreement of the Seller and Hebei in writing and regardless of this provision, no such severe economic hardship shall be cause for termination of this Agreement or relieve any party from its obligations under this Agreement.

ARTICLE 25
WAIVER/REMEDIES CUMULATIVE

25.1	Waiver

(a)
The Seller hereby disclaims, and the Buyers hereby waive, any and all express or implied warranties of merchantability and fitness for a particular purpose in respect of the Material; provided that nothing in this Section 25.1(a) shall be deemed to be a waiver of the Seller's covenants in respect of the Threshold Specifications or the Final Specifications or the penalties set out in Article 4 and Article 6 respectively of this Agreement.

(b)
No course of performance and no delay or failure by any party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon any party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

ARTICLE 26
LIMITATION OF LIABILITY

26.1	Limitation of Liability

In no event shall either the Buyer or the Seller be liable to the other by reason of a default in the performance of any of its obligations under this Agreement, for special damages of any kind or for consequential damages relating to damage to property, personal injury, disruptions in production or lost profits or business opportunities, whether arising under contract, in tort (including negligence), strict liability or otherwise.

ARTICLE 27
REPRESENTATIONS AND WARRANTIES OF THE SELLER

27.1	Seller’s Representations and Warranties

The Seller hereby represents and warrants to the Buyer as follows:

(a)
The Seller is duly formed and organized and is a subsisting limited partnership under the laws of the Province of Ontario and the general partner of the Seller (the “General Partner”) is a corporation existing under the laws of the Province of Ontario;

(b)
The General Partner has all necessary corporate power and capacity and all necessary power under the limited partnership agreement governing the Seller to execute and deliver this Agreement and to perform its obligations hereunder, in each case, in its capacity as general partner of the Seller;

(c)
This Agreement has been duly executed and delivered by the General Partner in its capacity as general partner of the Seller, and is a legal, valid and binding obligation of the General Partner in its capacity as general partner of the Seller, and of the Seller, enforceable against each of them by the Buyers in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
The execution and delivery of this Agreement by the General Partner and the performance of its obligations hereunder, in each case, in its capacity as general partner of the Seller, do not (a) contravene, constitute a default under or result in a breach of (i) the articles or by-laws of the General Partner, or (ii) the Partnership Agreement, or (iii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Seller.

ARTICLE 28
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER

28.1	Buyer’s Representations and Warranties

Hebei hereby represents and warrants to the Seller as follows:

(a)
Each Buyer is duly incorporated and organized and is a subsisting corporation under its jurisdiction of incorporation and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	The execution and delivery of this Agreement by each Buyer and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Buyer;

(c)
This Agreement has been duly executed and delivered by each Buyer and is a legal, valid and binding obligation of each Buyer, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction;

(d)
The execution and delivery of this Agreement by each Buyer and the performance of its obligations hereunder do not (a) contravene or result in a breach of: (i) the articles or by-laws of the Buyer, or (ii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of such Buyer.

(e)	The Material is not being acquired by a Buyer for consumption, processing, use or supply in Canada before it is exported by the Buyer.

28.2	Buyer’s Covenants to Export Material and Indemnity in Respect of Taxes

(a)	The Buyer shall export the Material from Canada as soon after the Material is delivered by the Seller to the Buyer as is reasonable having regard to the circumstances surrounding the exportation.

(b)
After the purchase is made and before the Buyer exports the Material, the Material shall not be further processed, transformed or altered in Canada except to the extent reasonably necessary or incidental to its transportation.

(c)
The Buyer shall provide Purchaser with documentary evidence establishing the exportation of the Material and shall cooperate with the Seller to establish that the Material has been exported from Canada to the satisfaction of the Canada Revenue Agency and any applicable provincial government.

(d)
The Buyer hereby agrees to indemnify and hold harmless the Seller for any goods and services tax and harmonized sales tax imposed under the Excise Tax Act (Canada), and any similar value added or multi-staged tax imposed by any applicable provincial legislation, payable in connection with the purchase of the Material (together with any applicable interest and penalties) determined by any taxing authority to be or to have been payable by the Buyer in connection with the purchase of the Material by the Buyer from the Seller pursuant to this Agreement provided that the imposition of any such tax results from a failure by the Buyer to comply with the covenants in this Section 28.2.  Where such taxes are payable, the Buyer shall pay such amounts owing (including any penalty and interest) to the Seller by wire transfer or telegraphic transfer or other similar means within [Redacted – Item 45] Business Days of receiving written evidence from the Seller of such tax liability.

ARTICLE 29
JOINT AND SEVERAL LIABILITY OF BUYER AND HEBEI

29.1	Joint and Several Liability of Buyer and Hebei

The parties covenant and agree that the representations and warranties, covenants and obligations of the Buyer contained in or arising pursuant to the terms of this Agreement or any certificate or other instrument delivered by the Buyer pursuant to this Agreement, are made jointly and severally as between the Buyer and Hebei, and the Seller is entitled to make claim and to pursue its remedies in respect of any breach or alleged breach thereof against either or both of the Buyer and Hebei.

ARTICLE 30
CONFIDENTIALITY

30.1	Confidentiality

The parties undertake to hold this Agreement and the terms of this Agreement in strict confidence.  Notwithstanding the foregoing, if a party reasonably believes that it is required to disclose this Agreement, or the terms hereof, to any person:

(a)
due to a requirement imposed by applicable law or the rules of any stock exchange or regulatory authority (including whether requested by security legislation, oral question, interrogatory, request for information or documents, subpoena, civil investigative demand, legal process or otherwise), provided however that any such disclosure shall be limited only to the necessary information required to be disclosed by applicable laws or rules and shall only be disclosed to people on a need-to-know basis, or

(b)	in order to perform its obligations hereunder or to exercise its rights pursuant to Article 22 hereof,

then such party shall promptly notify the other party of such requirement as soon as it becomes aware of it and shall be entitled to disclose such confidential information as so required; provided that, if such disclosure is in furtherance of the performance of its obligations hereunder or the exercise of its rights pursuant to Article 22 hereof, such party shall have first obtained a written covenant of confidentiality on the same terms as this Article 30 in favour of the non-disclosing party from the party to whom such disclosure is necessary to perform its obligations hereunder or to exercise its rights pursuant to Article 22 hereof.

ARTICLE 31
CURRENCY/BUSINESS DAY/CALCULATION OF TIME

31.1	Currency

Unless otherwise expressly provided in this Agreement, all references to currency or prices in this Agreement shall be references in USD, and all monetary calculations, adjustments, reconciliations and payments pursuant to this Agreement shall be made in USD.

31.2	Definition of Business Day

For purposes of this Agreement, the term “Business Day” means days on which banks are open for general business in the Provinces of Quebec and Ontario, Canada and in the City of Beijing, China.

31.3	Calculation of Time

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 11:59 p.m. (Toronto, Ontario, Canada time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period will terminate at 11:59 p.m. (Toronto, Ontario, Canada time) on the next Business Day.

ARTICLE 32
ENTIRE AGREEMENT

32.1	Entire Agreement

This Agreement contains the entire agreement between the parties in relation to the sale and purchase of Materials hereunder and supersedes all prior negotiations, undertakings and agreements, whether written or oral, in relation thereto.

ARTICLE 33
RELATIONSHIP OF THE PARTIES

33.1	No Partnership or Joint Venture

The relationship of the Seller and the Buyer hereunder is one of independent contracting parties and nothing in this Agreement shall be construed as creating a partnership, a contractual joint venture or any similar legal relationship, between the Seller and the Buyer.

ARTICLE 34
AMENDMENTS

34.1	Amendments in Writing

This Agreement may only be amended by the parties (Buyer and Hebei being one party) by agreement in writing between the Seller and Hebei.

ARTICLE 35
ENGLISH LANGUAGE

35.1	English Language

The English language version of this Agreement is the authoritative version. In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE KAMI MINE LIMITED PARTNERSHIP, by its general partner, KAMI GENERAL PARTNER LIMITED
Per:	(signed) “Mark J. Morabito”
Name: Mark J. Morabito
Title: Director
Per:
Name:
Title:

HEBEI IRON & STEEL GROUP CO., LTD
Per:	(signed) “Duan Guomian”
Name: Duan Guomian
Title: Authorized Signatory

                                                                                                                                        [Redacted – Item 46]

SCHEDULE A

THRESHOLD SPECIFICATIONS

[Redacted – Item 47]

SCHEDULE B
AFFILIATES

[Redacted – Item 48]